Wells Fargo Securities, LLC

375 Park Avenue

New York, New York  10152

May 9, 2011

Via EDGAR and Facsimile

H. Christopher Owings

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:          NGL Energy Partners LP

Registration Statement on Form S-1

File No. 333-172186

Dear Mr. Owings:

As representative of the several underwriters of NGL Energy Partners LP’s proposed initial public offering of up to 4,025,000 common units representing limited partner interests, we hereby join NGL Energy Partners LP’s request for acceleration of effectiveness of the above-referenced registration statement to May 11, 2011 at 2:00 p.m. Eastern, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of NGL Energy Partners LP, dated May 4, 2011, through the date hereof:

Preliminary Prospectus dated May 4, 2011

4,686 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
David Herman
Director